Exhibit 99.3

Sagtec Global Limited Achieves 144% Growth in Revenue and 308% Profit Surge for 1H2025

KUALA LUMPUR, MALAYSIA, July 21, 2025 (GlobeNewswire) – Sagtec Global Limited (NASDAQ: SAGT) (“Sagtec” or the “Company”), a leading provider of customizable software solutions, today announced its audited financial results for the six month ended June 30, 2025 (the “Interim Results”) (the “Financial Results”).

●	Revenue surged 144% year-over-year (YoY) to US$11.4 million for six-month period ended June 30, 2025, driven by strong growth across both services and tangible products.

●	Net profit rose 308% YoY to US$1.9 million, reflecting higher operating income, improved gross margins, and increased other income.

●	Gross profit increased 173% to US$2.3 million, supported by robust demand and operating leverage.

●	Cash position strengthened significantly to US$454 thousand, compared to US$87.9 thousand at the beginning of the period.

“Our record-breaking half-year results validate Sagtec’s growth trajectory and resilience. We are delivering innovative, high-demand solutions across Malaysia’s digital ecosystem. Our strategy to scale both recurring software services and smart hardware deployments is yielding strong returns. Looking ahead, we remain committed to expanding our regional footprint and driving sustainable, tech-powered growth across Southeast Asia,” said Kevin Ng, Chairman, Executive Director and Chief Executive Officer of Sagtec.

FINANCIAL RESULTS

Sagtec’s revenue for the six months ended June 30, 2025, surged to US$11.4 million, representing a 144% year-over-year increase from US$4.7 million in the same period last year. This robust performance reflects broad-based growth across the Company’s core business verticals, driven by accelerating demand for subscription-based software solutions, customized development services, and technology-enabled hardware offerings in the food & beverage (F&B) and related sectors.

●	Sagtec’s revenue from services surged by 107% to US$6.9 million for the six-month period ended June 30, 2025, compared to US$3.3 million for the same period in 2024. This significant growth was primarily driven by strong client retention through recurring subscription renewal, particularly for the Speed+ and QR ordering systems, as well as the successful onboarding of new customers across Malaysia’s F&B and adjacent industries. The Company also saw increased demand for its custom software development and social media management services, reflecting growing digitalization trends among small, mediam enterprises (SME).

●	The Company’s revenue generated from tangible products grew by 237%, reaching US$4.4 million for the first half of 2025, compared to US$1.3 million in the same period last year. This sharp increase was largely fueled by the accelerated rollout of food ordering kiosks with interactive screens, as businesses sought to automate front-of-house operations amid ongoing labor shortages. Additionally, the continued expansion of Sagtec’s power bank charging stations through strategic reseller networks contributed significantly to revenue growth in this segment.

	For the Six Month Ended June 30
	2025	2024	Change
	USD	USD	%
Revenue from services	6,912,721	3,347,184	107%
Revenue from tangible products	4,449,929	1,318,575	237%
Total Revenue	11,362,650	4,665,759	144%

EBITDA grew 205% year-over-year, from US$809 thousand in the first half of 2024 to US$2.47 million in the first half of 2025, reflecting strong revenue expansion, increased other income, and sustained operational efficiency.

Net income rose 308% year-over-year, increasing from US$456 thousand in the six months ended June 30, 2024, to US$1.86 million in the same period of 2025. The surge reflects strong revenue growth, improved gross margins, higher other income, and effective cost management.

Cost of sales was US$9.1 million for the six months ended June 30, 2025, representing a 137% increase from US$3.8 million for the same period in 2024. The increase was driven by higher volume of business activities across both the services and tangible products segments, as Sagtec scaled its offerings to meet growing market demand.

●	Cost of sales from services increased by 110% to US$6.2 million, compared to US$3.0 million in the prior-year period. This increase was primarily attributed to higher infrastructure and maintenance costs resulting from the significant expansion of Sagtec’s subscriber base. Additional server capacity, enhanced technical support, and system optimization initiatives were undertaken to maintain service quality and availability. These investments were necessary to support recurring subscription models and enterprise-level software deployment across key client verticals.

●	Expenses for tangible products increased 242% to US$2.85 million, up from US$0.83 million for the same period in 2024. The increase corresponds directly to the sharp growth in unit sales of food ordering kiosks and power bank charging stations. As Sagtec expanded its hardware footprint through both direct and reseller channels, the company experienced higher procurement and assembly costs aligned with its broader commercial rollout strategy.

●	Cost of sales from rentals remained unchanged at US$39 thousand, consistent with depreciation expenses related to previously deployed rental assets. No new rental activity was recorded during the period, as Sagtec continues to shift away from rental-based models toward direct sales and third-party-supported hardware maintenance.

	2025	2024	Change
	USD	USD	%
Cost of Sales - Services	6,215,145	2,965,735	110%
Cost of Sales – Tangible Products	2,845,834	832,878	242%
Cost of Sales - Rental	39,101	39,101	0%
Total	9,100,080	3,837,714	137%

Operating income rose significantly to US$1.87 million for the six-month period ended June 30, 2025, representing a 222% increase from US$579 thousand in the same period of 2024. This substantial growth was fueled by strong topline performance across both services and tangible products, as well as effective and disciplined cost management. Despite rising operating expenses to support business expansion, Sagtec maintained operational efficiency and delivered enhanced profitability.

Director compensation expenses increased by 44% from US$93 thousand in the first half of 2024 to US$135 thousand in the first half of 2025. The increase reflects Sagtec’s performance-based compensation framework, aligning rewards with strategic execution and financial performance. It also demonstrates the company’s commitment to attracting and retaining strong leadership as it continues to scale.

As a result of these factors, net profit surged 308% year-over-year to US$1.86 million for the six months ended June 30, 2025, compared to US$456 thousand for the same period in 2024. The strong earnings growth was supported not only by higher revenue and operating leverage but also by a significant increase in other income, including foreign exchange gains.

Basic and diluted earnings per share (EPS) stood at US$0.14, up from US$0.04 in the prior-year period. The increase in EPS highlights Sagtec’s expanding profitability and reinforces its ability to generate sustainable shareholder value as it continues executing its growth strategy.

CASH POSITION AND CAPITAL ALLOCATION

For the six months ended June 30, 2025, net cash used in operating activities was US$3.27 million, compared to a net inflow of US$674 thousand in the same period of 2024. This shift was primarily due to working capital movements, including a significant increase in other receivables and prepayments, as Sagtec scaled operations to meet growing client demand. While net profit and non-cash adjustments remained strong, short-term liquidity was impacted by timing differences in receivables and payables related to ongoing expansion initiatives.

Net cash used in investing activities rose sharply to US$3.56 million in the first half of 2025, compared to US$625 thousand in the first half of 2024. The increase reflects Sagtec’s continued investment in strategic assets, including major upgrades to plant and equipment, as well as new software license acquisitions to support long-term scalability and product innovation.

In contrast, net cash generated from financing activities surged to US$7.20 million during the period, up from US$81 thousand a year earlier. The strong inflow was primarily driven by the successful issuance of new share capital and additional financing facilities, which were used to support infrastructure investments and balance sheet strengthening.

As a result of these movements, cash and cash equivalents increased to US$454 thousand as of June 30, 2025, up from US$87.9 thousand at the beginning of the period. This improvement reflects Sagtec’s enhanced capital management and reinforces the company’s ability to support growth through a combination of equity and internally generated capital.

About Sagtec Global Limited

Sagtec is a leading provider of customizable software solutions, primarily serving the Food & Beverage (F&B) sector. The Company also offers software development, data management, and social media management to enhance operational efficiency across various industries, including Key Opinion Leaders (KOLs). Additionally, Sagtec operates power-bank charging stations at 300 locations across Malaysia through its subsidiary, CL Technology (International) Sdn Bhd.

For more information on the Company, please log on to https://www.sagtec-global.com/.

Contact Information:

Sagtec Global Limited Contact:

Ng Chen Lok

Chairman, Executive Director & Chief Executive Officer

Telephone +6011-6217 3661

Email: info@sagtec-global.com

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